Mail Stop 4561

July 5, 2007


Peter H. Friedman
President and Chief Executive Officer
LiveWorld, Inc.
4340 Stevens Creek Blvd., Suite 101
San Jose, California  95129

Re:	LiveWorld, Inc.
	Form 10-SB/A
	File No. 0-26657
      Filed June 27, 2007

Dear Mr. Friedman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reconciliation of EBITDA to Net Loss, page 27

1. We have reviewed your response to comment number 2 and your revised disclosures within your most recent amendment. It does not appear that you have sufficiently justified the use of Adjusted EBITDA as neither a non-GAAP performance measure nor a non-GAAP liquidity measure. As such, please revise your filing to remove the non-GAAP measure Adjusted EBITDA or provide to us a more robust discussion of the benefits this measure provides investors over and above what can be gleaned from net income as defined by GAAP.

Note 9. Stockholder` Equity, page F-16

2. We have reviewed your response to comment number 6 and the additional disclosures included within your most recent amendment. Please revise your disclosures to specifically state that the two warrants issued to WPP was an inducement to WPP for entering into only the sales representative agreement and not the joint venture agreement as represented to us in earlier phone conversations by management personnel.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kevin Woody, Accounting Branch Chief, at
202-
551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at
202-551-3852 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Page Mailliard, Esq.
	Wilson Sonsini Goodrich & Rosati, PC

Peter H. Friedman
LiveWorld, Inc.
July 5, 2007
Page 2